July 18, 2019

Hengming Yang
President and Chief Executive Officer
Wanda Sports Group Company Limited
9/F, Tower B, Wanda Plaza
93 Jianguo Road, Chaoyang District
100022, Beijing
People's Republic of China

       Re: Wanda Sports Group Company Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed July 12, 2019
           File No. 333-232004

Dear Mr. Yang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment #2 to Form F-1 filed July 12, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Judgments and Estimates
Share Based Compensation, page 111

1. We note your disclosure that if you assume the fair value of a Class A ordinary share as of the date of grant of the options was calculated on the basis of US$13.50 per ADS, you expect you would incur the euro equivalent of US $47.6 million of share-based compensation expenses in the three months ending September 30, 2019 and an aggregate of the euro equivalent of US$94.4 million of share-based compensation expenses over the four-year vesting period. In light of the fact that your historical financial statements are
 Hengming Yang
Wanda Sports Group Company Limited
July 18, 2019
Page 2
      presented in your reporting currency of the Euro, please revise these expense amounts to include the estimated amount in Euros.
Principal and Selling Shareholders, page 168

2. For each of your greater than 5% shareholders, please identify the natural person(s) who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by such entity.
Exhibits

3. In exhibit 5.1, please also provide a legal opinion for the ADSs offered by the selling shareholders.
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Claire Erlanger,
Staff Accountant, at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte
Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameHengming Yang
                                                            Division of
Corporation Finance
Comapany NameWanda Sports Group Company Limited
                                                            Office of
Transportation and Leisure
July 18, 2019 Page 2
cc:       Mark Bergman, Esq.
FirstName LastName